EXHIBIT 99.1

enCore Energy Completes US$70 Million Transaction with Boss Energy

NASDAQ:EU
TSXV:EU
www.encoreuranium.com

DALLAS, Feb. 26, 2024 /CNW/ - enCore Energy Corp. (NASDAQ: EU) (TSXV: EU) (the "Company" or "enCore"), America's Clean Energy Company™ and a uranium producer, announced today the completion of the transactions under the Master Transaction Agreement ("Transaction") with Boss Energy Limited ("Boss Energy") (ASX: BOE) (OTCQX: BQSSF), a leading Australian emerging ISR uranium producer, headlined by the sale of a 30% ownership interest in enCore's Alta Mesa project ("Alta Mesa") to Boss Energy for US$60 million, and including an investment of US$10 million into enCore common shares by Boss Energy. The Transaction provides enCore with the financial capacity to significantly accelerate its uranium production pipeline across South Texas through the development of multiple satellite operations. In addition, the Transaction paves the way for accelerated development of enCore's Dewey Terrace and Dewey-Burdock projects straddling the Wyoming-South Dakota border and enables the Company to quicken development of its Gas Hills project in Wyoming.

Transaction Highlights

  enCore received US$60 million in full payment for Boss Energy's 30% share of the JV;
  enCore received an additional US$10 million from Boss Energy as payment for a private placement of 2,564,102 enCore shares;
  The formation of a joint venture company owning Alta Mesa with enCore holding a 70% joint venture interest and remaining the project manager, and Boss Energy holding a 30% joint venture interest.

William M. Sheriff, Executive Chairman, stated: "The completion of the joint venture with Boss Energy comes at a transformational time for enCore and we look forward to their partnership at the Alta Mesa plant. With zero debt, production underway at the Rosita plant and a healthy treasury, we are in a strong position to advance the production pipeline across our portfolio at a more aggressive pace in 2024.  We look forward to a year full of opportunity and growth as the only company in the United States with two operating uranium plants, supplying the essential material to fuel domestic nuclear energy."

Pursuant to the terms of a Master Transaction Agreement dated December 5, 2023, Boss acquired a 30% equity interest in a new limited liability company (the "JV Company") that was formed to hold the Alta Mesa project, in exchange for a payment to enCore of US$60 million. enCore holds 70% equity in the JV Company. Upon closing of the Transaction, the parties entered into a joint venture agreement (the "JV Agreement") which will govern the JV Company. Pursuant to the JV Agreement, enCore will act as manager of the JV Company and will be entitled to a management fee. The JV Company will distribute uranium from production at Alta Mesa on a pro rata basis according to enCore and Boss Energy's ownership interest. In the event a party's interest falls below 10%, the other party shall have a right to either acquire that interest, or elect to have the interest converted into a 1% production royalty at Alta Mesa.

Concurrently with the establishment of the JV Company, the parties entered into a uranium loan agreement providing for up to 200,000 pounds of uranium to be lent by Boss Energy to enCore. The loan will bear interest of 9% and be repayable in 12 months in cash or uranium at the election of Boss Energy.

Boss also acquired 2,564,102 common shares of enCore issued from treasury at a price of US$3.90 per share for total proceeds to enCore of US$10 million. The share price was fixed under the Master Transaction Agreement dated December 5, 2023 with the common shares subject to a four-month statutory hold period, expiring June 27, 2024.

Finally, the parties also entered into a strategic collaboration agreement for the joint collaboration and research to develop the Company's PFN technology, to be financed equally by each party.

Alta Mesa In-Situ Recovery ("ISR") Uranium Central Processing Plant ("Alta Mesa") & Wellfield

The Alta Mesa CPP and Wellfield hosts a fully licensed and constructed In-Situ Recovery ("ISR") uranium plant, located on 200,000+ acres of private land in the state of Texas. Alta Mesa CPP will be enCore's second producing location and work continues to advance the project towards planned production in the second quarter of 2024.

Total operating capacity at the Alta Mesa CPP is 1.5 million lbs. U3O8 (uranium) per year. The Alta Mesa CPP historically produced nearly 5 million lbs U3O8 between 2005 and 2013, after which production was curtailed as a result of low uranium prices.

Alta Mesa Resource Summary (0.30 GT cut-off)[1,2]	Tons	Avg. Grade (% U3O8)	Pounds
Total Measured Mineral Resource[1]	54,000	0.152	164,000
Alta Mesa Indicated Mineral Resource	1,397,000	0.106	2,959,000
	119,000	0.120	287,000
Total Measured & Indicated Resources	1,570,000	0.109	3,410,000
Alta Mesa Inferred Mineral Resource	1,263,000	0.126	3,192,000
Meste	5,733,000	0.119	13,601,000
Total Inferred Resources	6,996,000	0.120	16,793,000

[1,2] Represents that portion of the in-place mineral resource that are estimated to be recoverable within existing wellfields. Wellfield recovery factors have not been applied to indicated and inferred mineral resources. As reported in the NI-43-101 Technical Report Summary for the Alta Mesa Uranium Project, Brooks and Jim Hogg Counties, Texas, USA completed by Doug Beahm, PE, PG, of BRS Engineering. (Effective January 19, 2023).

To view the Alta Mesa CPP and Wellfield and Rosita CPP maps please visit: bit.ly/3fV9fTg.

John M. Seeley, Ph.D., P.G., C.P.G., enCore's Manager of Geology and Exploration, and a Qualified Person under NI 43-101, has reviewed and approved the technical disclosure in this news release on behalf of the Company.

About enCore Energy Corp.

enCore Energy Corp., America's Clean Energy Company™, is committed to providing clean, reliable, and affordable domestic nuclear energy as the newest uranium producer in the United States. Uranium production commenced at enCore's licensed and past-producing South Texas Rosita Central Processing Plant ("CPP") in November 2023 with work underway for a planned 2024 restart of uranium production at its licensed and past-producing South Texas Alta Mesa CPP. enCore solely utilizes In-Situ Recovery ("ISR") for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy. In-Situ Recovery extracts uranium in a non-invasive process using natural groundwater and oxygen, coupled with a proven ion exchange process, to recover the uranium. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle.

Future projects in enCore's production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming, along with significant uranium resource endowments in New Mexico providing long term opportunities. enCore diligently works to realize value from other owned assets, including our proprietary uranium database that includes technical information from many past producing companies, from our various non-core assets, and by leveraging our ISR expertise in researching opportunities that support the use of this technology as applied to other metals. enCore is also committed to working with local communities and indigenous governments to create positive impact from corporate developments.

www.encoreuranium.com

Cautionary Note Regarding Forward Looking Statements:

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The Company advises that it is not basing its production decisions at Alta Mesa CPP on a feasibility study of mineral reserves demonstrating economic and technical viability. The production decision is based on known past In-Situ Recovery (ISR) and processing operations at this production facility and surrounding lands. However, the Company understands that there is increased uncertainty, and consequently a higher risk of failure, when production is undertaken in advance of a feasibility study.  The Company has determined to proceed with a production decision based on past operations at the Alta Mesa CPP, including past ISR operations in the known mineral resource areas.

Certain information contained in this news release, including: any information relating to the Company being a leading uranium company, statements regarding future or potential production, and any other statements regarding future expectations, beliefs, goals or prospects; may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws and regulations (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. Such forward-looking statements include statements regarding distribution of uranium by the JV Company from production at Alta Mesa, and regarding our planned extraction and production operations.  All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the company's ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the ability of enCore to act as Manager of the JV Company; receipt of final TSX-V approval for the issuance of enCore shares to Boss Energy; the ability of enCore to implement its business strategies; including commencement of production at Alta Mesa in the planned time frames or at all; the expansion of operations to satellite locations; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation access to capital risks in connection with the Agreement and otherwise, exploration and development risks, changes in commodity prices, access to skilled mining personnel, the results of exploration and development activities; production risks; uninsured risks; regulatory risks; defects in title; the availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; litigation risks; risks posed by the economic and political environments in which the Company operates and intends to operate; increased competition; assumptions regarding market trends and the expected demand and desires for the Company's products and proposed products; reliance on industry equipment manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the Company's annual information form filings. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedarplus.ca. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE enCore Energy Corp.

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%CIK: 0001500881

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com, www.encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 26-FEB-24